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                          August 20, 2020

       Fraser Atkinson
       Chairman and Chief Executive Officer
       Greenpower Motor Company Inc.
       #240 - 209 Carrall Street
       Vancouver, British Columbia V6B 2J2, Canada

                                                        Re: Greenpower Motor
Company Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed August 19,
2020
                                                            File No. 333-248119

       Dear Mr. Atkinson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                                                        Please contact Edward
M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Virgil Z. Hlus, Esq.